UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2

BARRIER THERAPEUTICS, INC.
(Name of Subject Company)
BARRIER THERAPEUTICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

06850R108
(CUSIP Number of Class of Securities)

Alfred Altomari
Chief Executive Officer
Barrier Therapeutics, Inc.
600 College Road East, Suite 3200
Princeton, New Jersey 08540
(609) 945-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Steven M. Cohen
Andrew P. Gilbert
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6604
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 8. ADDITIONAL INFORMATION
ITEM 9. EXHIBITS
SIGNATURES
Press Release

ITEM 8. ADDITIONAL INFORMATION
Item 8 is hereby amended and supplemented by adding the following:
“Expiration of Offering Period; Completion of Offer.
     On August 5, 2008, the Company issued a press release announcing that the Offer had expired at 12:00 Midnight, New York City time on August 4, 2008 and the results thereof. As of such time, an aggregate of approximately 34,266,494 Shares had been tendered into, and not properly withdrawn from, the Offer (including 621,093 shares which were tendered pursuant to notices of guaranteed delivery). The tendered Shares represent approximately 97% of the outstanding Shares. All of such tendered Shares have been accepted in accordance with the terms of the Offer.
     Parent expects to complete the Merger shortly and, as a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.
     The press release is filed as Exhibit (a)(5)(F) hereto and incorporated herein by reference.”
ITEM 9. EXHIBITS
     Item 9 is hereby amended and supplemented by adding the following exhibit:
“(a)(5)(F) Press Release Issued by the Company, dated August 5, 2008, announcing the completion of the Offer.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRIER THERAPEUTICS, INC.
By:	/s/ Alfred Altomari
	Name:	Alfred Altomari
	Title:	Chief Executive Officer

Dated: August 5, 2008